EXHIBIT 99.1

2021 Annual General Meeting

Further to the press release of June 8, 2021 giving notice that the Golar LNG Limited 2021 Annual General Meeting will be held on August 10, 2021, a copy of the Notice of Annual General Meeting and associated information including the Company’s Annual Report on Form 20-F can be found on our website at http://www.golarlng.com and in the attachments below.

Golar LNG Limited
Hamilton, Bermuda
June 28, 2021

Attachments

  Notice of 2021 Annual General Meeting (https://ml-eu.globenewswire.com/Resource/Download/5faeaaf9-5faa-4678-b330-e34398d19831)
  2020 Annual Report Form 20-F (https://ml-eu.globenewswire.com/Resource/Download/e5224563-8fc2-4dab-afae-1a669b202db1)